August 11, 2023 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: T Stamp Inc. (the "Company") Amendment No. 1 to Registration Statement on Form S-1 File No. 333-272343

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on Monday, August 14, 2023, or as soon thereafter as is practicable.

Very truly yours,

T STAMP INC.

By:	Gareth Genner
Name: Gareth Genner
Title: Chief Executive Officer